UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________________________

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2018
COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.
(Exact name of issuer as specified in its charter)

Maryland	38-4006444
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

________________________________________________________________________________

6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121
(Full mailing address of principal executive offices)

(801) 278-0700
(Issuer’s telephone number, including area code)

_________________________________________________________________________________

Item 1.    Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Cottonwood Multifamily Opportunity Fund, Inc. is a Maryland corporation formed to invest directly or indirectly in multifamily construction and development projects located throughout the United States; and/or make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. The use of the terms the “Company”, “we”, “us”, or “our” in this report refer to Cottonwood Multifamily Opportunity Fund, Inc. and its subsidiaries, unless the context indicates otherwise.

We are offering up to $50.0 million in shares of our common stock at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the “Offering”). As of June 30, 2018, we had raised approximately $3.6 million from the sale of shares of our common stock in the Offering.

Results of Operations

As of June 30, 2018, we had not begun operations or generated any income. Our assets were comprised of $3.6 million in cash and restricted cash.

Our Investment

    On August 10, 2018, we acquired an interest in land for development in the Sugar House neighborhood of Salt Lake City, UT. Refer to our Form 1-U disclosing the purchase and joint venture arrangement for this development. Refer to the heading Joint Ventures with Cottonwood Residential in our offering circular dated November 27, 2017 for a discussion of the terms and conditions of the joint venture. For purposes of distributions from the joint venture, we consider the joint venture partner to be an affiliated developer. Refer to the Form 1-U dated June 27, 2018 for additional information regarding this multifamily apartment development.

Liquidity and Capital Resources

We are dependent upon the proceeds from the Offering to conduct our proposed operations. We will obtain the capital required to invest in multifamily construction and development projects and multifamily development-related assets and conduct our operations from the proceeds of the Offering, from capital provided by our joint venture partners, from secured or unsecured financings from banks and other lenders, and from any undistributed funds from our operations.

If we are unable to raise substantial funds in the Offering, we will make fewer investments resulting in less diversification in terms of the type, number, and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets and projects in which we invest. Further, we will have certain fixed operating expenses regardless of whether we are able to raise substantial funds in the Offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions. We do not expect to establish a permanent reserve from our offering proceeds for maintenance and repairs of real properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves from offering proceeds, out of cash flow from operations, or from net cash proceeds from the sale of properties.

2

As of June 30, 2018, we had no outstanding debt. We may leverage individual assets up to 50% to 70% of the cost of such assets. We may leverage a particular asset in an amount that is greater or lesser than the foregoing, in the board of directors’ sole discretion. However, we expect the debt financing for our entire portfolio to be no more than 70% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). Our charter does not limit us from incurring debt.

We may make an election to be taxed as a REIT under the Code. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends-paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and make distributions on a monthly basis. We have not established a minimum distribution level. If we do not elect to be taxed as a REIT, we will not be required to make a minimal level of distributions.

We expect that our board of directors may declare distributions once we begin to generate cash from operations or in anticipation of generating cash from operations from completed multifamily construction and development projects.  We do not intend to pay distributions during the early stages of our existence if we initially acquire multifamily construction and development projects with the proceeds from our Offering. If the majority of our initial assets are construction and development projects and we do pay distributions during the early stage of our existence or from time to time during our operational stage, we expect to declare such distributions in anticipation of cash flow from operations of completed projects or sales of our properties and we will pay these distributions in advance of our actual receipt of these funds. In these instances, we may look to third party borrowings to fund our distributions.

Trends and Key Information Affecting our Performance

Overview
We believe that current market dynamics and underlying fundamentals suggest the positive trends in United States multifamily housing will continue. Steady job growth, low unemployment, increased rentership rates, increasing household formation and aligned demographics provide the backdrop for strong renter demand. We believe that other factors impacting the prime United States renter demographic such as delayed major life decisions, increased levels of student debt and tight credit standards in the single-family home mortgage market support the value proposition for owning multifamily apartment communities. Below is a recent update in the market where our development is located:
Salt Lake City, UT
The Greater Salt Lake area multifamily market maintains a steady course of increased rents, low vacancies, additional units, and aggressive sales pricing. An influx of young professionals continues to boost multifamily development in the area. Salt Lake City’s growing population and solid employment gains are attracting investors and developers alike. Up 2.7% year-over-year, job growth occurred across almost all sectors. Unemployment was at 3% at the end of the 2nd quarter of 2018, with the top employment growth by percentage occurring in construction (6.2%); trade, transportation and utilities, (4.4%), and professional and businesses services (4.4%), per the Utah Department of Workforce Services. A host of major infrastructure projects are set to rise across the Salt Lake City metro area and limited labor availability and rising housing costs could turn into tailwinds for the rental market. Salt Lake City’s downtown remains vibrant with development activity. As of June, roughly 8,600 units were under construction across the metro. Rent rates rose 4.0% in the 12 months ending in June, 110 basis points above the national rate. The occupancy rate in stabilized properties was 95.6% as of May, down 90 basis points over the prior 12 months, but still at some of the highest levels among major U.S. metros.

Item 2. Other Information

None.

3

Item 3.    Consolidated Financial Statements

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Balance Sheets

	June 30,	December 31,
	2018	2017
	(Unaudited)	(Audited)
Assets
Cash	$3,398,660	$9,997
Restricted cash	225,000	—
Total assets	$3,623,660	$9,997
Liabilities and equity
Liabilities
Accounts payable and accrued liabilities	$724	$1,042
Total liabilities	724	1,042
Commitments and contingencies
Stockholders’ equity
Preferred stock, $0.01 par value; 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 shares authorized; 364,578 shares issued and outstanding at June 30, 2018; 1,000 shares issued and outstanding at December 31, 2017	3,646	10
Additional paid in capital	3,642,134	9,990
Accumulated deficit	(22,844)	(1,045)
Total stockholders' equity	3,622,936	8,955
Total liabilities and stockholders' equity	$3,623,660	$9,997

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statement of Operations

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
General and administrative expenses	$(20,190)	$—
Entity maintenance expenses	(1,609)	—
Net loss	$(21,799)	$—

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.

Consolidated Statements of Equity

	Common Stock
	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total Equity
Balance at December 31, 2017 (Audited)	1,000	$10	$9,990	$(1,045)	$8,955
Issuance of Common Stock	363,578	3,636	3,632,144	—	3,635,780
Net loss	—	—	—	(21,799)	(21,799)
Balance at June 30, 2018 (Unaudited)	364,578	$3,646	$3,642,134	$(22,844)	$3,622,936

Cottonwood Multifamily Opportunity Fund, Inc

Consolidated Statements of Cash Flows

	Six Months Ended June 30,
	2018	2017
	(Unaudited)	(Unaudited)
Operating activities
Net loss	$(21,799)	$—
Changes in operating assets and liabilities:
Related party payables	724
Accounts payable and accrued expenses	(1,042)	—
Net cash and restricted cash used by operating activities	(22,117)	—
Financing activities
Issuance of common stock	3,635,780	—
Net cash and restricted cash provided by investing activities	3,635,780	—

Net increase in cash and restricted cash	3,613,663	—
Cash and restricted cash at beginning of period	9,997	10,000
Cash and restricted cash at end of period	3,623,660	10,000

Reconciliation of cash and restricted cash to consolidated balance sheets
Cash	3,398,660	10,000
Restricted cash	225,000	—
Total cash and restricted cash at end of period	$3,623,660	$10,000

See accompanying notes.

Cottonwood Multifamily Opportunity Fund, Inc.
Notes to Consolidated Financial Statements

June 30, 2018

Note 1 - Organization and Business

Cottonwood Multifamily Opportunity Fund, Inc. (the “Company") is a Maryland corporation formed on May 31, 2016 to (i) invest in multifamily construction, development projects and multifamily development-related assets located throughout the United Stated through joint ventures with Cottonwood Residential O.P., LP (“CROP”), established developers and operators and/or (ii) make mezzanine loans to, or preferred equity investments in, entities that have been formed for the purpose of developing multifamily construction and development projects. Substantially all our business is conducted through Cottonwood Multifamily Opportunity Fund O.P., LP (the “Operating Partnership”), a Delaware limited partnership. The Company is a limited partner and the sole member of the general partner of the Operating Partnership. As used herein, the term “Company”, “we”, “our” or “us” includes the Company, the Operating Partnership and its subsidiaries, unless the context indicates otherwise.

A subsidiary of CROP, Cottonwood Capital Property Management II, LLC (our "sponsor”), sponsored our formation and our offering of up to $50 million in shares of common stock by us at a purchase price of $10.00 per share through a Tier 2 Regulation A plus offering (the "Offering"). The SEC qualified the Offering on November 27, 2017. Cottonwood Residential, Inc. is the sole general partner of CROP, its operating partnership, and makes all decisions on its behalf. Our sponsor has experience in operating multifamily construction and development projects and is also referred to as our property manager and asset manager.

It is expected that all or substantially all of our investments will be made by the Operating Partnership through joint ventures with CROP (“Cottonwood Joint Ventures”), which may in turn enter into joint ventures with third-party developers or an affiliated developer (“Development Joint Ventures”).

Subject to compliance with the Investment Company Act of 1940, the Development Joint Ventures will generally be managed by the developer who will oversee the day to day development and management of the project. The Cottonwood Joint Ventures will have the right to approve major decisions affecting the Development Joint Ventures. The terms of each agreement may vary on a joint venture by joint venture basis.

     We may also make mezzanine loans to, or preferred equity investments in, entities that have been formed to develop multifamily construction and development projects. We anticipate the mezzanine loans may have no security, may be directly or indirectly secured by the applicable multifamily construction and development project or may be structured so that we or the Cottonwood Joint Ventures have the right to foreclose on the ownership interests in the entity to which the mezzanine loan is made. We anticipate that there will not be significant voting rights with respect to an entity in which we make a preferred equity investment and that we will have payment positions similar to subordinate debt.

Note 2 - Summary of Significant Accounting Policies
Basis of Presentation

The accompanying consolidated financial statements and related notes are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Where applicable, the presentation of these financial statements follows the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the SEC for interim financial reporting. Accordingly, certain information and note disclosures normally included in the financial statements prepared under GAAP have been condensed or omitted.

In our opinion, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2017 consolidated financial statements and certain related disclosures in this report are derived from the December 31, 2017 audited financial statements on Form 1-K and should be read in conjunction with the consolidated financial statements and notes found therein.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its consolidated subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

We make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the dates of the consolidated financial statements as well as the amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Organization and Offering Costs

Organization costs include all expenses incurred in connection our formation, including but not limited to legal fees and other costs to incorporate the Company. Offering costs include all expenses incurred in connection with the Offering, including managing broker-dealer fees and selling commissions. All organization and offering costs are paid by our sponsor. We will not incur any liability for or reimburse our sponsor for any of these organizational and offering costs. As of June 30, 2018, offering costs incurred by the sponsor in connection with our Offering were approximately $1,044,000. Organizational costs incurred by the sponsor were not significant.

Cash

We maintain our cash in demand deposit accounts at major commercial banks. Balances in individual accounts at times exceeds FDIC insured amounts. We have not experienced any losses in such accounts.

Restricted Cash

As of June 30, 2018 we had placed a deposit of $225,000 in an escrow account as earnest money for the acquisition of land. This is classified as restricted cash on the consolidated balance sheet. The land was purchased in August 2018. Refer to Note 6 - Subsequent Events.

Income Taxes

We may elect to qualify as a real estate investment trust beginning with the taxable year ending December 31, 2018 or a subsequent taxable year, but we aren’t required to make such an election. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our taxable income to stockholders. As a REIT, we would generally not be subject to federal corporate income tax on that portion of our taxable income that is currently distributed to stockholders.

Note 3 - Stockholders' Equity

Our charter authorizes the issuance of up to 1,000,000,000 shares of common stock at $0.01 par value per share and 100,000,000 shares of preferred stock at $0.01 par value per share.

Holders of our common stock are entitled to receive dividends when authorized by the board of directors, subject to any preferential rights of outstanding preferred stock. Holders of common stock are also entitled to one vote per share on all matters submitted to a shareholder vote, including election of directors to the board, subject to certain restrictions. As of June 30, 2018 we had 364,578 of common stock issued and outstanding. Our sponsor owns 1,000 of the outstanding shares.

Note 4 - Related Party Transactions

Our sponsor or its affiliates receive compensation for services related to the offering and for the acquisition, management and disposition of our assets, subject to review and approval of the board of directors. As of June 30, 2018, the Company had not begun operations. The accounts payable and accrued liabilities of $724 at June 30, 2018 and $1,042 at December 31, 2017 are entity maintenance fees paid by CROP that will be reimbursed by us.

Property Management Fee

After stabilization of a project, our sponsor may provide property management services and receive a fee up to 3.5% of the annual gross revenues of each property managed for these services.

Lease-up Fee

During the development of a project, our sponsor may receive for its services in leasing-up a property a lease-up fee in an amount equal to 3.5% of projected stabilized revenues until such time as the project reaches stabilization, commencing two months before the opening of a temporary leasing office on the site.

Development Fee

Our sponsor, or an affiliate, may receive a fee for services provided in developing a property in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

General Contractor Fee

Our sponsor, or an affiliate, may receive a fee for general contracting services provided in an amount not to exceed 5% of the project budget of the multifamily construction and development project.

Construction Management Fee

Following the stabilization of a project, our sponsor may receive for its services in supervising any renovation or construction project in excess of $5,000 a construction management fee equal to 5% of the cost of the amount that is expended. Our sponsor may not receive a construction management fee if an affiliate of our sponsor has been hired as the general contractor with respect to any renovation or construction project. No construction management fee will be paid in connection with the development of a project.

Asset Management Fee

Our sponsor will receive an annual asset management fee of 0.75% of project costs during development and 0.75% of gross assets thereafter, defined initially as the gross book value of our assets and subsequently as the gross asset value once net asset value is established. This fee will be paid by us and not the Cottonwood Joint Ventures. As a result, it will be paid from our share of income generated by the Cottonwood Joint Ventures.

Distributions and Promotional Interests from Cottonwood Joint Ventures

CROP will be a member of the Cottonwood Joint Ventures and will receive distributions and allocations of profits in an amount that exceeds its proportional share of capital contributions to the Cottonwood Joint Ventures. As outlined above, CROP may receive a promotional interest of the profits of each Cottonwood Joint Venture in exchange for identifying investment opportunities for us.

Distributions and Promotional Interests from Development Joint Ventures

If an Affiliated Developer serves as co-general partner or general partner of a development joint venture, it is expected to be able to receive all or a portion of a promoted interest.

Property Management Corporate Service Fee

Our sponsor will allocate a flat fee each month to each of the Cottonwood Joint Ventures which is intended to fairly allocate the overhead costs incurred by our sponsor and its affiliated entities with respect to the management of all assets. This fee may vary each month and be dependent on the number of assets managed and the actual overhead expenses incurred. Our sponsor will have the right to retain any excess between actual costs and the amount of the fee charged.

Loan Coordination Fee

Our sponsor may receive for its services in making or acquiring and disposing a development-related mezzanine loan or arranging for and disposing a preferred equity investment a loan coordination fee in an amount equal to (i) upon origination of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity, and (ii) upon disposition of the investment, 1.0% of the principal amount of the mezzanine loan or face value of the preferred equity.

Fees from Other Services

We may retain third parties, including certain affiliates of our sponsor, for necessary services relating to investments or operations, including construction services, resident indemnification, utility management, internet and television services, and vendor verification and other similar operational matters. Any fees paid to affiliates of our sponsor for any such services will not reduce the management fee. Any such arrangements will be at market terms and rates.

Note 5 - Commitments and Contingencies

Economic Dependency

Under various agreements, we have engaged or will engage our sponsor to provide certain services that are essential to us, including asset management services and other administrative responsibilities that include accounting services and investor relations. As a result of these relationships, we are dependent upon our sponsor. In the event that our sponsor is unable to provide us with the respective services, we would be required to find alternative providers of these services.

Liquidity Strategy

Our board of directors will try to determine which liquidity strategy would result in the greatest value for shareholders. A liquidity event will occur no later than June 30, 2025, which may be extended for two one-year periods in the sole discretion of the board of directors and an additional two one-year periods by a majority vote of the shareholders. If no extension is approved an orderly sale of our assets will begin within a one-year period from the decision not to extend. If all extensions are approved the final termination date would be December 31, 2029. The precise timing of sales would take account of the prevailing real estate finance markets and the debt markets generally as well as the federal income tax consequences to shareholders.

In the event that a listing occurs on or before the termination date, we will continue perpetually unless dissolved pursuant to a vote of the shareholders or any applicable provision of the Maryland General Corporation Law. A listing shall mean the commencement of trading of the Company’s common stock on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of the board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders. A listing shall also be deemed to occur on the effective date of a merger in which the consideration received by the shareholders is securities of another entity that are listed on any securities exchange registered as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended, any over the counter exchange or, as determined in the sole discretion of our board of directors, any similar exchange that offers sufficient trading to offer similar liquidity to the shareholders.

Right of First Refusal

If we or CROP desire to transfer all or a portion of membership interests in a joint venture, the non-transferring member shall have the option to purchase the transferring member’s membership interest on the same terms the transferring member intends to sell its interest to a third-party.

Note 6 - Subsequent Events

Subsequent to June 30, 2018, the Company sold approximately $10.5 million of shares of common stock as of September 20, 2018.

On August 10, 2018, we acquired an interest in land for development of Cottonwood at Sugar House Apartments through our membership interest in a joint venture. Pursuant to the joint venture agreement, we contributed approximately $5.8 million for our 90% commitment to purchase the land. Refer to Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations for more information regarding this purchase and development.

We evaluate subsequent events up until the date the consolidated financial statements are issued. We determined that no other events have occurred subsequent to June 30, 2018 that would require disclosure or recognition in the consolidated financial statements.

Item 4.      Exhibits

Exhibit Number	Description
2.1*	ARTICLES OF AMENDMENT AND RESTATEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 2.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
2.2*	BYLAWS, INCOPORATED BY REFERENCE TO EXHIBIT 2.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
4.1*	FORM OF SUBSCRIPTION AGREEMENT AND ISRAELI INVESTOR QUESTIONNAIRE, INCOPORATED BY REFERENCE TO EXHIBIT 4.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.1*	LIMITED PARTNERSHIP AGREEMENT OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.2*	LIMITED LIABILITY COMPANY AGREEMENT OF GENERAL PARTNER OF OPERATING PARTNERSHIP, INCOPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.3*	ASSET MANAGEMENT AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.4*	FORM OF PROPERTY MANAGEMENT AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.4 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.5*	THREE-PARTY AGREEMENT, INCOPORATED BY REFERENCE TO EXHIBIT 6.5 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.
6.6*	COTTONWOOD SUGAR HOUSE, LLC AGREEMENT AND AMENDMENTS, INCORPORATED BY REFERENCE TO EXHIBIT 6.1 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.7*	PURCHASE AND SALE AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.2 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
6.8*	DEVELOPMENT SERVICES AGREEMENT, INCORPORATED BY REFERENCE TO EXHIBIT 6.3 ON FORM 1-U (FILE NO. 24R-00118) FILED AUGUST 16, 2018.
15.1*	PRIOR PERFORMANCE TABLES, INCOPORATED BY REFERENCE TO EXHIBIT 15.1 ON FORM 1-A/A (FILE NO. 024-10730) ON NOVEMBER 16. 2017.

* Filed previously

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COTTONWOOD MULTIFAMILY OPPORTUNITY FUND, INC.

By:	/s/ Daniel Shaeffer
Daniel Shaeffer, Chief Executive Officer

By:	/s/ Susan Hallenberg
Susan Hallenberg, Chief Financial Officer

Dated: September 28, 2018